FLOURISH
FOUNDRY

Find deeper value in the things that make your home… home.



TABLE OF CONTENTS

FLOURISH &
FOUNDRY

EXECUTIVE SUMMARY

Retail storefront for authentic home goods.

Startup seeking up to 1,800 SF of ground level space in Boston.

Marcus Hamblin & Sarah Marchione

359 Park Street #2
Boston, MA 02124
(617) 519-4197
hello@flourishandfoundryshop.com
www.flourishandfoundryshop.com
 @flourishfoundry

Flourish:
● to be in a vigorous state; thrive
● to be successful; prosper (antonym is "squander")

Foundry:
● a workshop or factory for casting metal
● forming or making metal, especially by concentrated effort

We guide, inspire and furnish for a better life at home.

Products and Service

We will sell home good products through education and experience. With transparent product marketing and tactile experiences, our customers will understand the worth of authentic home goods.

Location and Employment

As a street-level storefront in Boston, we will attract customers for shopping and home related events. Our customers will have access to products, education and a social environment, bringing much needed foot traffic back to this special part of the city. Hiring locally and diversely will ensure our customers are represented and seen.

Our Difference

As a consumer co-operative, we will promote a cycle of support and transparency that benefits our members, makers and visitors. We will source products from makers who embrace quality and sustainability while being mindful of our city's diverse cultures, heritage and traditions.

Social Capital

Our approach will create value through story. As our customers appreciate who is behind our products, their lives at home will be more beautiful and purposeful. Together we will evolve how we purchase things for our homes, lower our impact on the environment, support diverse lifestyles and empower small business.


OUR MISSION

We guide, inspire and furnish for a better life at home.



Connection is brought back to consumerism by knowing the people behind the products. **We educate to create value.**

Your home should be a reflection of your **personal lifestyle**. Shopping for it should be an **individualized experience.**

We provide **quality products** from everyday items to heirlooms – **authentically made** and **responsibly sourced.**

FLOURISH & FOUNDRY

PRODUCTS AND SERVICES

We sell home good products through education and experience.

Education

Our customers will easily understand the origin and content of our products and how they're used. This is important in order to understand the worth of authentic home goods. Transparent print and digital marketing will be woven throughout the shopping experience.

Experience

The worth of home goods can also be realized through tactile experiences. We will connect and support makers, local artisans and creators by showcasing them in our store through ticketed events. These experiences will offer opportunities, both in-person and online, for everyone to use our products, teaching what gives authentic home goods unique value, while focusing on all aspects of home design development.

Our plan is a **three part revenue stream**.

1. Consumer products for the home

In both our brick and mortar shop and online store, we will guide our customers and provide transparent product information, creating a personal and authentic experience. Customers can take purchases home directly, have them shipped from the store or in some cases, drop shipped from makers.

Maker-made goods

Quality products ranging from kitchen items, dishes and glassware, linens for bed and bath, and specialty goods reflecting diverse traditions and heritage.

Reclaimed furnishings

Salvaged and vintage items complementing maker products.

Renewable items

Items that are replaced on a regular basis such as candles, soaps and cleaning supplies.

2. Membership

As a consumer co-operative, we will be able to act on the needs and interests of our community through group accountability and shared values.

3. Ticketed events

Events will range from maker presentations and workshops to smaller intimate gatherings for learning.

	Member	Visitor
Maker demonstrations	$50	$75
Featuring makers from items available in our showroom.		
Artisan pop-ups	$100	$125
Special events with local artists and creators.		



FLOURISH & FOUNDRY

OUR DIFFERENCE

Real experiences with real people.

We intend to create a place that feels like home…for **everyone**.

Boston is a city that embraces quality, entrepreneurship and sustainable living. We will source products by makers who inherently cultivate these same values. We will support our community by creating a company culture that thrives on a collection of local expertise.

We recognize our city is diverse with groups of varying cultures, heritage and traditions. Our impact comes from supplying our community with home good products that support and elevate their lives in reflection of who they really are. Our product lines will grow as our customers needs evolve.

We will hire employees that reflect that diversity. Hiring local residents gives us the foresight of understanding our customers' needs and allows us to connect with them authentically. As we expand, we intend to create more opportunities for a team that continues to be as diverse and vibrant as our city.







○ Cut down on the noise

Current shopping experiences are void of connection with products and people.

● Our products will respond to diverse lifestyles

● Interactions with goods will be encouraged

● Marketing is inclusive

○ Expert advice in real time

Current home goods are marketed in prescribed design trends.

● We will provide in-person insight

● Individuals' styles are encouraged

● Education emboldens buying decisions

○ Provide connection

Speed and convenience outweigh quality.

● Knowledge of product origin creates value

● Experiences build relationships

● We will empower our maker network



FLOURISH & FOUNDRY

OUR MAKERS

We support a network of diversity.

The diversity of Flourish & Foundry reaches beyond our city with our support for makers and their employees who identify as minority, women and individuals with criminal records.

Our products will come from a community of artists and makers. These are real people with a passion for their craft. By showcasing complementary products from different makers together, we will create a unique product synergy.

Approved list of initial wholesale accounts

Ableworth (Sustainably focused) .... Textiles (napkins)

Anecdote Candles .... Candles

Bolé Road Textiles (Black Owned) .... Textiles (Table linens, pillows)

BoWood Co. .... Wood (Cutting, cooking, serving)

Convivial Production (Woman Owned) .... Ceramics (Dinnerware, vessels)

Daughter Handwovens (Woman Owned) .... Textiles (Kitchen and bathroom)

Fable (Becoming a zero-waste company) .... Ceramics, Glass, Flatware

Farmhouse Pottery .... Pottery (Mugs, Vases, Dinnerware)

Felt + Fat (Formerly incarcerated employees) ... Ceramics (Tableware)

Field Company .... Cast iron cookware

Heirloomed Collection (Woman Owned) .... Textiles (Aprons, kitchenware)

Raine & Humble (Woman Owned) .... Textiles (Kitchen, bedroom)

Ten and Co. (Indigenous women-focused) .... Cleaning materials, soaps

The Bright Angle .... Porcelain (Cookware, vessels)

Wild Lather (Woman Owned) .... Soap



A MAKER'S STORY

We will highlight what makes each maker unique.

Below is a brief look at one of our exceptional makers.

Felt+Fat



Felt+Fat is a tableware manufacturer in the Kensington neighborhood of Philadelphia, PA. What started as a small project by artist Nate Mell grew into a reputable company, best known for their handmade ceramic dishes. When it comes to materials, they invest in high quality porcelain and fire to high temperatures, which means their products last longer and just plain feel different.

Each one of their products is made by hand by well-paid staff who enjoy generous PTO, medical benefits and a clean, friendly working environment. Their team includes people who identify across the spectrum of gender identity, people who were formerly incarcerated, people who have kids and grandkids, people in recovery, a pastor, more than one former line cook, gamers, passionate pet parents and even one or two talented musicians.



OUR IMPACT

We intend to be a consumer co-operative.

Our core philosophy promotes better values for living.







Cycle of support

Good products derive from supported makers. We will sell products from real makers providing our members with quality goods. In turn, memberships will support our maker community.

Life at home

We will support our members wherever they are in their home journey. We will guide them to live in more sustainable and purposeful ways.

Growth through cooperation

We want everyone to feel empowered when making personal home design decisions. We will listen to our members, respect their design styles and use their feedback to evolve our product line.

Multi-Stakeholder Co-op

Our unique blend of maker and consumer stakeholders will allow us to build and support a community of people who believe better living comes from mindful purchasing.



Consumer Membership   one-time fee for lifetime membership $25

Membership benefits will include:

- Monthly newsletter with product, maker and event information
- One annual vote for active members
- 10% back annually on eligible full price purchases
- Early access and discounts to ticketed events
- Flourish & Foundry will donate $5 to our fund
- Reusable "Members" shopping bag





FOUNDERS' STORY

After finishing our Interior Design degrees at the Boston Architectural College and practicing at firms, we reflected on how we could impact a broader community.

As designers, we understand how to interpret someone's personal style into the design of their home.

As consumers, we recognize the potential to improve the shopping experience for home products.

Marcus Hamblin

Bachelors: Interior Design
Boston Architectural College - 2014

- 15 years experience in the interior design field, 10 of which at a global design firm designing workplace and hospitality environments.

- 2 years co-chair IIDA New England Design Awards Committee

- 2 years co-chair IIDA New England EDI Committee

Sarah Marchione

Bachelors: BDIC degree in Graphic Design, University of Massachusetts Amherst - 2004
Masters: Interior Architecture, Boston Architectural College - 2015

- 5 years retail sales experience in lifestyle, clothing, and accessories
- 13 years experience in sales, graphic design and interior design
- Co-founded a service business for the wedding and event industry, entering its sixth year in operation.







FLOURISH & FOUNDRY

TARGET MARKET

Our members are developing their homes.

We will support healthy living in Boston.

Our future members aspire to have a beautiful home. Whether they rent or own, they want to furnish their spaces with quality products and desire authentic experiences. They've grown up in an analog world yet are fluid in the current digital landscape, and are comfortable shopping in both.

These folks are busy. They vacillate between working from home and in the office. They work in a variety of industries including tech, professional services and medicine. From single to partnered, having kids of either human or fur variety, they are the modern family.

They want to shop in a clear authentic way, they don't have time to be burdened by vetting inauthentic marketing tactics. While they can get swept up in trends, they crave something more personal and deep. Their true diversity in Boston is often not represented in the home decor market. They want to feel seen.

Our target market reflects the **diversity of Boston.**

The following demographics are as reported in Boston, Massachusetts by the United States Census Bureau in 2021

Gender

Boston is split very closely between people identifying as male or female. Our marketing and inventory will be **open and inclusive to all gender types.**

Sex **52.6%** Identify as female   **47.4%** Identify as male

Race

We will **embrace racial equity and inclusion** by supporting races often overlooked in the Boston home goods market.

Age

Our target age ranges from young professionals to those more seasoned in the workforce.

Average Age **25-34**

Income

Boston has been ranked fourth among U.S. cities with the highest median salary.

Average Income **$99,090**
(Based on average age bracket)



45.6% White

9.6% Asian

20% Black or African American

20.5% Hispanic or Latino

Home Spending Trends

National annual averages, as reported by the Consumer Expenditure Survey in 2021

Housing	$22,624	
Utilities	$4,223	
Operations	$1,638	
Cleaning supplies	$1,638	
Furnishings	$2,702	

Household textiles	$122
Furniture	$716
Floor coverings	$33
Major appliances	$464
Housewares	$142
Equipment	$1,225

FLOURISH & FOUNDRY

LOCATION

Boston, Massachusetts

Ground level retail store front, leased
1200 SF showroom
600 SF shipping, receiving and storage

OPEN

Weekdays 10am – 7pm
Weekends 10am – 6pm

Special events available after hours.

Neighborhoods of Boston once shined as a center of commerce. Home to a number of department stores, Bostonians could shop for just about anything with ease. With the post-pandemic return of commuters and visitors, it's time for the city to be renewed as a beacon of purposeful, sustainable living. The Flourish & Foundry shop will play its part as a retail showroom and event space, the community will have access to products, education and a social environment that creates a foundation for a better quality of life.





Plan example

Store program

A space for shopping and learning.

Showroom

shelving for product display •
tables for personal design exploration •
hanging textile display •
window display area •
seated meeting area •
cash wrap station •
kitchenette •
restroom •

Back of house

shelving for product storage •
table to support shipment processing •
space for office computer work •



Retail storefront precedent



FLOURISH & FOUNDRY

COMPETITION

We fill the gap in home shopping in Boston.

These competitors lack educational experiences.

Our products will reflect our customers.

National brands often sell quality products, but derive from a prescribed aesthetic, lacking connection to their consumers' individual styles.

Our experiences will create value and bring in revenue.

Experiential events are a growing trend in Boston, but the home goods sector has not capitalized on this opportunity.

Our experts will help build individual design confidence.

Many of these retailers offer free in-person design, however the goal is to sell their own brand aesthetic and goods.

Home Shopping
Boston Metro Area

Home good products
Items sold for a variety of uses for rooms in the home.

Educational experiences
Classes and demonstrations are available as ticketed events.

Design service shopping
Guided personal shopping is offered to customers.

Furniture retailers

Everyday home goods retailers

Renewable home resource retailers

Experiential Shopping
Boston examples

Home and lifestyle experiences
typically include food and drink

average ticket range **$70-$250**

Eataly
Boston Public Market

Retail experience references
low inventory in-store, products are shipped to customers homes

Bonobos
Warby Parker

Restoration Hardware
Room & Board
William Sonoma
Pottery Barn
West Elm
Crate & Barrel
CB2
H&M Home
Target
IKEA
Wayfair
Bed Bath & Beyond
SoWa
Eataly
Boston Public Market



FLOURISH & FOUNDRY

OUR GROWTH

Over the next few years, we will refine our process in order to expand our community.

YEAR ONE

- Open a brick and mortar space
- Create framework for individualized customer experience
- Launch experiential shopping events
- Kickoff co-operative membership
- Cultivate community of makers

YEAR TWO

- Examine markets for growth
- Develop technology to enhance the customer experience and improve our process
- Expand our team

YEAR THREE

- Expand our process, both physically and digitally, to grow our product offering

YEAR FOUR

- Initiate reuse & recycle initiative

YEAR FIVE

- Design our own product line





FLOURISH & FOUNDRY

CERTIFICATION

We intend to update our legal structure to become registered as a consumer co-operative.

EIN **84-2193429**
MA Tax Payer ID **20791552**

We are currently registered as a corporation within the city of Boston, but have sought legal counsel to pursue updating our registration to a consumer co-operative. We have been advised to structure as a multi-stakeholder co-operative, creating multiple classes of membership to include both our makers as well as our shop customers.

We will create bylaws and membership agreements that cover each class's rights and responsibilities and their economic participation in the business and governance.

The Commonwealth of Massachusetts
Secretary of the Commonwealth
State House, Boston, Massachusetts 02133

William Francis Galvin
Secretary of the
Commonwealth

Date: April 20, 2021

To Whom It May Concern :

I hereby certify that,

FLOURISH & FOUNDRY CO.

appears by the records of this office to have been incorporated under the General Laws of this Commonwealth on **April 12, 2021.**

I also certify that so far as appears of record here, said corporation still has legal existence.

SIGILLUM REIPUBLICÆ MASSACHUSETTENSIS

In testimony of which,
I have hereunto affixed the
Great Seal of the Commonwealth
on the date first above written.

William Francis Galvin

Secretary of the Commonwealth

Certificate Number: 21040388590
Verify this Certificate at: http://corp.sec.state.ma.us/CorpWeb/Certificates/Verify.aspx
Processed by: NMa

FLOURISH & FOUNDRY

Flourish & Foundry is a shopping experience which celebrates the connection between you and the people who make the things that help you create a home.